Filed Pursuant to Rule 424(b)(3)
Registration No. 333-231724

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 6 DATED APRIL 2, 2020
TO
PROSPECTUS DATED DECEMBER 23, 2019

This prospectus supplement (this “Supplement”) amends and supplements our prospectus, dated December 23, 2019, as supplemented by Supplement No. 1 dated December 23, 2019, Supplement No. 2 dated December 31, 2019, Supplement No. 3 dated January 31, 2020, Supplement No. 4 dated March 16, 2020 and Supplement No. 5 dated March 19, 2020 (as supplemented, the “Prospectus”). This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is to describe the following:

•	Status of our public offering;
•	Updates to our risk factors; and
•	Updates to our leverage limit.

OPERATING INFORMATION

Status of Our Public Offering

The registration statement for our follow-on registered public offering of $800,000,000 in shares of Class C common stock was declared effective by the U.S. Securities and Exchange Commission on December 23, 2019. Pursuant to the follow-on offering, we are offering up to an aggregate of $725,000,000 in shares of our Class C common stock in our primary offering and $75,000,000 in shares of our Class C common stock pursuant to our distribution reinvestment plan, although we reserve the right to reallocate the shares offered between our primary offering and our distribution reinvestment plan. Through February 29, 2020, we had sold an aggregate of 18,517,936 shares of Class C common stock in our initial registered offering and our follow-on registered offering since the commencement of our initial registered offering on July 20, 2016, for aggregate gross offering proceeds of $186,123,756, which includes 1,673,199 shares of Class C common stock sold under our distribution reinvestment plan, for gross proceeds of $16,893,207.

We will offer shares of our common stock pursuant to the follow-on offering until December 23, 2021, unless our board of directors terminates this offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by December 23, 2021, we may extend this offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of the offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. We reserve the right to suspend or terminate this offering at any time prior to the stated termination date.

PROSPECTUS UPDATES

Risk Factors

The following information supersedes and replaces the section of our Prospectus captioned “Risk Factors – Risks Related to an Investment in Our Common Stock – Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to our stockholders” beginning on page 16 of the Prospectus:

Disruptions in the financial markets and uncertain economic conditions could adversely affect market rental rates, commercial real estate values and our ability to secure debt financing, service future debt obligations, or pay distributions to stockholders.

Currently, both the investing and leasing environments are highly competitive. While there has been an increase in the amount of capital flowing into the U.S. real estate markets, which resulted in an increase in real estate values in certain markets, the uncertainty regarding the economic environment has made businesses reluctant to make long-term commitments or changes in their business plans. For example, the novel coronavirus, or COVID-19, outbreak ("coronavirus") has resulted in significant disruptions in financial markets, business shutdowns and uncertainty about how the economy will perform over the next several months.

Volatility in global markets and changing political environments can cause fluctuations in the performance of the U.S. commercial real estate markets. Economic slowdowns of large economies outside the United States are likely to negatively impact growth of the U.S. economy. Political uncertainties both home and abroad may discourage business investment in real estate and other capital spending. Possible future declines in rental rates and expectations of future rental concessions, including free rent to renew tenants early, to retain tenants who are up for renewal or to attract new tenants, or requests from tenants for rent abatements during periods when they are severely impacted by the coronavirus, may result in decreases in cash flows from investment properties. Increases in the cost of financing due to higher interest rates may cause difficulty in refinancing debt obligations prior to maturity at terms as favorable as the terms of existing indebtedness. Market conditions can change quickly, potentially negatively impacting the value of real estate investments. Management continuously reviews our investment and debt financing strategies to optimize our portfolio and the cost of our debt exposure.

We plan to rely on debt financing to finance our real estate properties and we may have difficulty refinancing some of our debt obligations prior to or at maturity, or we may not be able to refinance these obligations at terms as favorable as the terms of our initial indebtedness and we also may be unable to obtain additional debt financing on attractive terms or at all. If we are not able to refinance our initial indebtedness on attractive terms at the various maturity dates, we may be forced to dispose of some of our assets.

The debt market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment or regulatory factors affecting the banking and commercial mortgage backed securities (“CMBS”) industries and the coronavirus pandemic. We may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including securitized debt, fixed rate loans, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing.

Disruptions in the financial markets and uncertain economic conditions could adversely affect the values of our investments. Furthermore, declining economic conditions could negatively impact commercial real estate fundamentals and result in lower occupancy, lower rental rates and declining values in our real estate portfolio, which could have the following negative effects on us:

•	the values of our investments in commercial properties could decrease below the amounts paid for such investments; and/or

•	revenues from our properties could decrease due to fewer tenants and/or lower rental rates, making it more difficult for us to pay distributions or meet our debt service obligations on debt financing.

All of these factors could reduce stockholders’ return and decrease the value of an investment in us.

The following information supersedes and replaces the section of our Prospectus captioned “Risk Factors – General Risks Related to an Investment in Real Estate – Economic, market and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results” on page 28 of the Prospectus:

Economic, market and regulatory changes that impact the real estate market generally may decrease the value of our investments and weaken our operating results.

Our operating results and the performance of the properties we acquire are subject to the risks typically associated with real estate, any of which could decrease the value of our investments and could weaken our operating results, including:

•	downturns in national, regional and local economic conditions, particularly a likely recession in response to the coronavirus;
•	competition from other commercial developments;

•	adverse local conditions, such as oversupply or reduction in demand for commercial buildings and changes in real estate zoning laws that may reduce the desirability of real estate in an area;

•	vacancies, changes in market rental rates and the need to periodically repair, renovate and re-let space;

•	changes in interest rates and the availability of permanent mortgage financing, which may render the sale of a property or loan difficult or unattractive;

•	changes in tax (including real and personal property tax), real estate, environmental and zoning laws;

•	material failures, inadequacy, interruptions or security failures of the technology on which our operations rely;

•	natural disasters such as hurricanes, earthquakes and floods;

•	acts of war or terrorism, including the consequences of terrorist attacks;

•	a pandemic or other public health crisis (such as the recent coronavirus outbreak);

•	the potential for uninsured or underinsured property losses; and

•	periods of high interest rates and tight money supply.

Any of the above factors, or a combination thereof, could result in a decrease in our cash flow from operations and a decrease in the value of our investments, which would have an adverse effect on our operations, on our ability to pay distributions to stockholders and on the value of stockholders’ investment.

The following information supersedes and replaces the section of our Prospectus captioned “Risk Factors – General Risks Related to an Investment in Real Estate – The bankruptcy or insolvency of our tenants or delays by our tenants in making rental payments could seriously harm our operating results and financial condition” on page 30 of the Prospectus:

The bankruptcy or insolvency of our tenants or delays by our tenants in making rental payments (including bankruptcies and insolvencies caused by the recent coronavirus pandemic) could seriously harm our operating results and financial condition.

Any bankruptcy filings by or relating to any of our tenants could bar us from collecting pre-bankruptcy debts from that tenant (including tenants whose business and operations are severely impacted by the recent coronavirus pandemic), unless we receive an order permitting us to do so from the bankruptcy court. A tenant bankruptcy could delay our efforts to collect past due balances under the relevant leases, and could ultimately preclude full collection of these sums. If a lease is rejected by a tenant in bankruptcy, we would have only a general unsecured claim for damages. Any unsecured claim we hold against a bankrupt entity may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. We may recover substantially less than the full value of any unsecured claims, which would harm our financial condition.

The following information supersedes and replaces the section of our Prospectus captioned “Risk Factors – General Risks Related to an Investment in Real Estate” beginning on page 28 of the Prospectus:

Pandemics or other health crises, such as the recent outbreak of the coronavirus, may adversely affect our business and/or operations, our tenants’ financial condition and the profitability of our retail properties.

Our business and/or operations and the businesses of our tenants could be materially and adversely affected by the risks, or the public perception of the risks, related to a pandemic or other health crisis, such as the recent outbreak of coronavirus. The profitability of our retail properties depends, in part, on the willingness of customers to visit our tenants’ businesses. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could cause employees or customers to avoid our properties, which could adversely affect foot traffic to our tenants’ businesses and our tenants’ ability to adequately staff their businesses. Most of the states where we operate have issued orders to close fitness centers and other retail establishments. Such events have adversely impacted tenants’ sales and/or caused the temporary closure or slowdown of our tenants’ businesses, which has severely disrupted their operations and could have a material adverse effect on our business, financial condition and results of operations. Similarly, the potential effects of quarantined employees of office tenants may adversely impact their businesses and affect their ability to pay rent on a timely basis.

The following information supersedes and replaces the section of our Prospectus captioned “Risk Factors – General Risks Related to an Investment in Real Estate – Uninsured losses relating to real property could reduce our cash flow from operations and the return on our stockholders’ investment in us” on page 31 of the Prospectus.

Uninsured losses relating to real property could reduce our cash flow from operations and the return on stockholders’ investment in us.

We expect that most of the properties we acquire will be subject to leases requiring the tenants thereunder to be financially responsible for property liability and casualty insurance. However, there are types of losses, generally catastrophic in nature, such as losses due to pandemics such as the coronavirus, wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable and/or for which the tenants are not contractually obligated to provide insurance. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured loss, which will reduce the value of stockholders' investment in us. In addition, other than any working capital reserve and other reserves we may establish, we have limited sources of funding to repair or reconstruct any uninsured property.

Leverage Limit

On March 27, 2020, our board of directors, including a majority of our independent directors, approved an increase in our target aggregate leverage limit from 50% of the cost of acquiring our tangible assets (excluding the use of our acquisition line of credit and before deducting depreciation or other non-cash reserves) to 55% of the cost of acquiring our tangible assets (excluding the use of our acquisition line of credit and before deducting depreciation or other non-cash reserves). Accordingly, all references to the 50% aggregate leverage limit in the Prospectus are hereby revised to reflect the new 55% aggregate leverage limit.

The following information supersedes and replaces the section of our prospectus captioned “Prospectus Summary – Will you use leverage?” on page 5 of the Prospectus and all similar discussions appearing throughout the Prospectus:

Will you use leverage?

Yes. We expect that our debt financing and other liabilities, excluding the use of our acquisition line of credit, will be up to 55% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). This is our target leverage, and we intend to limit our leverage to 55% of the cost of acquiring our tangible assets (excluding the use of our acquisition line of credit and before deducting depreciation or other non-cash reserves). This is an overall target. Our borrowings on one or more individual properties may exceed 55% of their individual cost, so long as our overall leverage does not exceed 55% (excluding the use of our acquisition line of credit and before deducting depreciation or other non-cash reserves). We may exceed the 55% limit if a majority of our conflicts committee approves borrowing in excess of this limitation and we disclose such borrowing to our stockholders in our next quarterly report with an explanation from our conflicts committee of the justification for the excess borrowing. There is no limitation on the amount we may borrow for the purchase of any single asset. When calculating our use of leverage, we will not include borrowings relating to the initial acquisition of properties that are outstanding under a revolving credit facility (or similar agreement).

Except with respect to the 55% borrowing limit referenced above, we may reevaluate and change our debt policy in the future without a stockholder vote. Factors that we would consider when reevaluating or changing our debt policy include:  then-current economic conditions, the relative cost of debt and equity capital, any acquisition opportunities, the ability of our properties and other investments to generate sufficient cash flow to cover debt service requirements and other similar factors.

The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Investment Objectives and Criteria – Our Borrowing Strategy and Policies” on page 89 of the Prospectus and all similar discussions appearing throughout the Prospectus:

There is no limitation on the amount we can borrow for the purchase of any individual property. Our aggregate borrowings, secured and unsecured, must be reasonable in relation to our net assets, and we intend to utilize up to 55% leverage in connection with our acquisition strategy. We will limit our borrowing to 55% of our tangible assets unless any excess borrowing is approved by a majority of our conflicts committee and is disclosed to our stockholders in our next quarterly report, along with the justification for such excess. When calculating our use of leverage, we will not include temporary, unsecured borrowing for property acquisitions under a revolving credit facility (or similar agreement).